The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended		For the Years Ended December 31
In millions, except ratio (Unaudited)	Jun 30, 2011	Jun 30, 2010	2010	2009	2008	2007	2006
Income from Continuing Operations Before Income Taxes	$2,158	$1,445	$2,802	$469	$1,277	$4,192	$4,938
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(589)	(548)	(1,112)	(630)	(787)	(1,122)	(959)
Distributed income of earnings of nonconsolidated affiliates	639	405	668	690	836	774	616
Capitalized interest	(45)	(32)	(72)	(61)	(97)	(85)	(73)
Amortization of capitalized interest	50	48	95	91	84	79	70
Preferred security dividends	—	—	—	(20)	(63)	(81)	(77)
Adjusted earnings	$2,213	$1,318	$2,381	$539	$1,250	$3,757	$4,515
Fixed charges:
Interest expense and amortization of debt discount	705	743	1,473	1,571	648	584	616
Capitalized interest	45	32	72	61	97	85	73
Preferred security dividends	—	—	—	20	63	81	77
Rental expense – interest component	51	47	95	107	120	124	131
Total fixed charges	$801	$822	$1,640	$1,759	$928	$874	$897
Earnings available for the payment of fixed charges	$3,014	$2,140	$4,021	$2,298	$2,178	$4,631	$5,412
Ratio of earnings to fixed charges	3.8	2.6	2.5	1.3	2.3	5.3	6.0

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$170	$170	$340	$312	$—	$—	$—
Adjustment to pretax basis (at 35 percent)	92	92	183	168	—	—	—
	$262	$262	$523	$480	$—	$—	$—
Combined fixed charges and preferred stock dividend requirements	$1,063	$1,084	$2,163	$2,239	$928	$874	$897
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.8	2.0	1.9	1.0	2.3	5.3	6.0